Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended May 31,
	2007	2008

EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$2,671	$5,514
Add:
Fixed charges	12,314	10,050
Less:
Preferred stock dividends	2,246	2,246

Earnings	$12,739	$13,318

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$9,332	$7,057
Portion of rents representative of the interest factor	736	747
Preferred stock dividends	2,246	2,246

Fixed Charges	$12,314	$10,050

Ratio of Earnings to Fixed Charges	1.0	1.3

Deficiency	$—	$—